Exhibit 21.1

Subsidiaries of the Issuer

Ace Marketing & Promotions, Inc. is a corporation incorporated under the laws of the State of New York and is a wholly-owned subsidiary of Mobiquity Technologies, Inc. Mobiquity Networks, Inc. is a corporation incorporated under the laws of the State of New York and is a wholly-owned subsidiary of Mobiquity Technologies, Inc. Mobiquity Wireless SLU is incorporated under the laws of the country of Spain and is a wholly-owned subsidiary of Mobiquity Technologies, Inc.